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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

       (Mark One)

|X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2001

                                       OR

|_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ___________ to ___________

                          Commission file number 1-8993

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        ONEBEACON INSURANCE SAVINGS PLAN
                                One Beacon Street
                           Boston, Massachusetts 02108

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      WHITE MOUNTAINS INSURANCE GROUP, LTD.
                                 28 Gates Street
                    White River Junction, Vermont 05001-7066
                                 (802) 295-4500


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                                EXPLANATORY NOTE

       This Annual Report on Form 11-K is being filed so that it may be incorporated by reference into a Registration Statement on Form S-8 which White Mountains Insurance Group, Ltd. is filing with respect Common Shares, $1.00 par value per share, of White Mountains Insurance Group, Ltd. issuable under the Plan.

                                INFORMATION FILED

       The following financial statements and exhibit are filed with, and included in, this Report:

       A.   Financial statements for the Plan consisting of:

            1.   Report of Independent Accountants;

            2. Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000;

            3. Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2001 and 2000;

            4.   Notes to Financial Statements;

            5.   Schedule of Assets Held at End of Year as of December 31, 2001;
                 and

       B.   Consent of Independent Accountants


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                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ONEBEACON INSURANCE
                                   SAVINGS PLAN (the "Plan")

Date: June 26, 2002                By: /s/ JAMES J. RITCHIE
                                      ------------------------------------
                                   Title: Chief Financial Officer
                                          of One Beacon Insurance Company
                                          (the Plan Administrator)
                                          and Member of the Benefits Committee



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                                  EXHIBIT INDEX

EXHIBIT NUMBER      DESCRIPTION
--------------      -----------
     (A)            Financial statements for the Plan consisting of:

                    1.   Report of Independent Accountants;

                    2. Statement of Net Assets Available For Plan Benefits as of December 31, 2001 and 2000;

                    3. Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2001 and 2000;

                    4.   Notes to Financial Statements;

                    5. Schedule of Assets Held at End of Year as of December 31, 2001; and

     (B)            Consent of Independent Accountants